EXHIBIT 99.4


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                       TELEMIG CELULAR PARTICIPACOES S. A.
                              Open Capital Company

           CNPJ/MF (Corporate Taxpayer Registry) - 02.558.118/0001-65


        ADMINISTRATION PROPOSAL FOR APROPRIATION OF NET INCOME IN FISCAL
                                   YEAR 2002


Dear Shareholders,

The Administration of Telemig Celular Participacoes S.A. ("Telemig Celular") hereby proposes that net income for the year, in the amount of R$67,850,737. 48 (sixty seven million, eight hundred and fifty thousand, seven hundred and thirty seven reais and forty eight cents) be allocated as follow:


1.   Legal Reserve

Five per cent (5%) of net annual income, in the amount of R$4,015,860. 70 (four million, fifteen thousand, eight hundred and sixty reais and seventy cents), shall be appropriated to the Legal Reserve, pursuant to article 193 of Law 6.404/76.


2.   Dividends Proposal

Pursuant to article 41, combined with article 11 of Company by-laws and article 202 of Law 6.404/76., the Board proposes payment of dividends in the amount of R$23,605,747.17 (twenty three million, six hundred and five thousand, seven hundred and forty seven reais and seventeen cents) resulting in a total remuneration of R$0. 069341 per thousand preferred shares and R$ 0.069341per thousand common shares, as follows:


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                 Calculation of Preferred Shares dividends             R$
--------------------------------------------------------------------------------
I - 6% return based on Share Capital
--------------------------------------------------------------------------------
  Share capital                                                  230,227,473.49
--------------------------------------------------------------------------------
  Preferred shares participation                                          62.81%
                                                                 144,605,876.00
  % of preferential minimum dividends -Article 11, I, of Company              6%
  by-laws.
--------------------------------------------------------------------------------
  Preferential minimum dividends paid to preferred shares          8,676,352.56
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
ii - 3% return based on net equity per share (dividends not
included)
   Total Net Equity                                              786,858,238.95
   Preferred shares participation                                         62.81%
                                                                 494,211,465.88
   % of preferential minimum dividends - Article 11, I of Company             3%
   by-laws.
   Preferential minimum dividends paid to preferred shares        14,826,343.98

Selected Option: II                                               14,826,343.98
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------------------------------------------------------------------------------R$
--------------------------------------------------------------------------------
Net income in the year                                            67,850,737.48
--------------------------------------------------------------------------------
Appropriation to Legal Reserve                                    (3,392,536.87)
--------------------------------------------------------------------------------
Realization of surplus reserve                                    13,204,776.58
--------------------------------------------------------------------------------
Dividends calculation basis                                       77,662,977.18
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Compulsory Minimum dividend of 25%                                19,415,744.30
--------------------------------------------------------------------------------
Complementary dividend                                             4,190,002.87
--------------------------------------------------------------------------------
Total of proposed dividends                                       23,605,747.17
--------------------------------------------------------------==================
Preferred Shares  (R$ 0.069341per thousand shares)                14,826,343.98
--------------------------------------------------------------------------------
Common Shares  (R$ 0.069341per thousand shares)                    8,779,403.19
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------


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3.   Net income in the Year

The Board proposes to carry forward to the next fiscal year the net income balance in 2002, in the amount of R$ 40.852.453,44 (forty million, eight hundred and fifty two thousand, four hundred fifty three reais and forty four cents), pursuant to article 43, 43, II, of Company by-laws.


It is proposed that the Net Income for the year be allocated as follow:

--------------------------------------------------------------------------------
                                                                   Amount R$
--------------------------------------------------------------------------------
NET INCOME IN THE YEAR                                           67.850.737,48
--------------------------------------------------------------------------------
APPROPRIATION TO LEGAL RESERVE                                   (3.392.536,87)
--------------------------------------------------------------------------------
PROPOSED DIVIDENDS                                              (23.605.747,17))
--------------------------------------------------------------------------------
CARRIED FORWARD TO NEXT FISCAL YEAR - Article 41, II
Company By-laws 43, II,                                         (40.852.453,44)
--------------------------------------------------------------------------------
FINAL BALANCE OF NET INCOME IN THE YEAR                                   0,00
--------------------------------------------------------------------------------


Brasilia, February 10TH  2003




Arthur Joaquim de Carvalho

Administration Board Chairman